Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 14A

AIR INDUSTRIES GROUP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$387,291,518.12	0.0001381	$53,484.96

Total Transaction Valuation:		$387,291,518.12
Total Fees Due for Filing:				$53,484.96
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$53,484.96

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Offering Note(s)

(1)	(i) Title of each class of securities to which the transaction applies: common stock, par value $0.001 per share, of Air Industries Group.

(ii) Aggregate number of securities to which the transaction applies: As of March 31, 2026, the maximum number of shares of securities to which this transaction applies is 122,560,607 shares of common stock of Air Industries Group.

(iii) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee was calculated based on the value of the transaction to which this proxy statement relates, which was computed by multiplying (i) 122,560,607, the number of shares of Air Industries Group common stock expected to be issued in the transaction, by (ii) $3.16, being the price per share of AIR common stock derived from the formula set forth in the merger agreement described in this proxy statement, which is calculated by reference to Air Industries Group’s net indebtedness as reflected in its preliminary unaudited balance sheet as of March 31, 2026 (both of which are estimates and subject to adjustment in accordance with the terms of the merger agreement). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00013810 by the amount calculated pursuant to the preceding sentence.